Filed Pursuant to Rule 424(b)(1)
Registration No. 333-208305

PROSPECTUS
$400,000,000

Common Shares, Preferred Shares, Debt Securities, Warrants and Units

5,723,375 of our Common Shares Offered by the Selling Shareholders

Through this prospectus, we may periodically offer:
(1) our common shares,
(2) our preferred shares,
(3) our debt securities,
(4)  our warrants, and
(5) our units.
We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.
In addition, the selling shareholders named in the section "Selling Shareholders" or their respective donees, pledgees, transferees or other successors in interest may sell in one or more offerings pursuant to this registration statement up to 5,723,375 of our common shares that were previously acquired in private transactions or in the open market, or are issuable upon conversion of our Series B Convertible Perpetual Preferred Shares (the "Series B Preferred Shares") (or upon conversion of any convertible notes into which the Series B Preferred Shares may convert) that were previously acquired in private transactions. We refer to such common shares as the "Selling Shareholder Shares." The Selling Shareholders or their respective donees, pledgees, transferees or other successors in interest may, from time to time, sell, transfer or otherwise dispose of any or all of these common shares, including on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.  See "Plan of Distribution" beginning on page 13.  Information on the Selling Shareholders and the times and manners in which they may offer and sell our common shares are described under the sections entitled "Selling Shareholders" and "Plan of Distribution" in this prospectus.  While we will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder Shares, we will not receive any of the proceeds from the sale of the Selling Shareholder Shares by the Selling Shareholders.
The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.
Our common shares are currently listed on the Nasdaq Capital Market under the symbol "ESEA". On December 9, 2016, the last reported sale price of our common shares was $1.67 per share
The aggregate market value of our outstanding common stock held by non-affiliates as of December 9, 2016 is $6,967,564, based on 8,277,840 shares of common stock outstanding, of which  4,172,194 are held by non-affiliates, and a closing price on the Nasdaq Capital Market of $1.67 on that date.  As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the twelve calendar month period that ends on and includes the date hereof.
The securities to be sold under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.
An investment in these securities involves risks.  See the section entitled "Risk Factors" on page 6, and other risk factors contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is December 20, 2016.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	6

PRICE RANGE OF COMMON STOCK	7

USE OF PROCEEDS	8

RATIO OF EARNINGS TO FIXED CHARGES	9

SELLING SHAREHOLDERS	10

OUR CAPITALIZATION	11

DIVIDEND POLICY	12

PLAN OF DISTRIBUTION	13

DESCRIPTION OF CAPITAL STOCK	15

DESCRIPTION OF PREFERRED SHARES	20

DESCRIPTION OF WARRANTS	21

DESCRIPTION OF DEBT SECURITIES	22

DESCRIPTION OF UNITS	29

TAX CONSIDERATIONS	30

EXPENSES	36

EXPERTS	36

LEGAL MATTERS	36

WHERE YOU CAN FIND ADDITIONAL INFORMATION	36

GLOSSARY OF SHIPPING TERMS	37

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ABOUT THIS PROSPECTUS

As permitted under the rules of the U.S. Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Euroseas Ltd., 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece, 011 30 211 1804005. See "Where You Can Find Additional Information."

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders have authorized any person to provide information other than that provided in this prospectus and the documents incorporated by reference. Neither we nor the Selling Shareholders are making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "Euroseas," the "Company," "we," "us," "our," or similar references, mean Euroseas Ltd. and, where applicable, its consolidated subsidiaries, and the "Selling Shareholders" refers to those of our shareholders described in "Selling Shareholders" on page 10 of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Euroseas Ltd. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Euroseas Ltd. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage our manager's relationships and reputations in the drybulk and container shipping industry;

ii

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	acts of terrorism and other hostilities, including piracy; and

•	other factors discussed in the section titled "Risk Factors."

WE CAUTION READERS OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.  WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENTS, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.  THESE FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF OUR FUTURE PERFORMANCE, AND ACTUAL RESULTS AND FUTURE DEVELOPMENTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS.
Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to United States dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Commission using a shelf registration process.  Under the shelf registration process, we may sell the common shares, preferred shares, debt securities, warrants and units described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. In addition, the Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to all of the Selling Shareholder Shares. This prospectus provides you with a general description of the securities we or the Selling Shareholders may offer.  Each time we or the Selling Shareholders offer securities, we may provide you with a supplement to this prospectus that will describe the specific information about the securities being offered and the specific terms of that offering.  The prospectus supplement may also add, update or change the information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to the registration statement, which you can obtain from the Commission as described below under "Where You Can Find Additional Information."

iii

PROSPECTUS SUMMARY

This section summarizes some of the information and consolidated financial statements that appear later in this prospectus or in documents incorporated by reference herein. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later in this prospectus or in documents incorporated by reference herein. In this prospectus, references to "Euroseas," "Company," "we," "our," "ours" and "us" refer to Euroseas Ltd., and its subsidiaries, unless otherwise stated or the context requires.

We use the term "deadweight tons," or dwt, in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term "twenty foot equivalent unit," or teu, the international standard measure of containers, in describing the capacity of our containerships. For the definition of certain shipping terms used in this prospectus, see the "Glossary of Shipping Terms" on page 37 of this prospectus.

Our Company

We are a Marshall Islands company incorporated on May 5, 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of November 21, 2016, our fleet consisted of seven containerships, five drybulk carriers (comprised of three Panamax drybulk carriers, one Handymax drybulk carrier and one Kamsarmax drybulk carrier) and one newbuilding contract. We have also entered into an agreement to acquire a Panamax drybulk carrier which will be delivered to us in January 2017. The total cargo carrying capacity of the seven containerships is 162,672 dwt and 11,525 teu and of the five drybulk carriers is 351,272 dwt and including our newbuilding and the vessel we agreed to purchase, the total cargo capacity of our drybulk vessels 508,372 dwt.
We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases may participate in contracts of affreightment.  We may also use Forward Freight Agreement, or "FFA", contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.  As of November 21, 2016, all of our drybulk (excluding the vessel still to be constructed and the vessels we have entered into an agreement to acquire) and all but one of our container vessels are under contract.
Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.  Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria.  Containerships are employed almost exclusively on time charter contracts.  We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.
We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings.

Our Fleet

As of November 21, 2016, the profile and deployment of our fleet (*) is the following:

Name	Type	Dwt	TEU	Year Built (**)	Employment (***)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC until Jan-20 +1 year in charterer's option	$14,100 Option @ $14,350
EIRINI P	Panamax	76,466		2004	TC until Jan-17	Hire 104% of Average BPI 4TC
PANTELIS	Panamax	74,020		2000	TC until Dec-16	$6,800
ELENI P	Panamax	72,119		1997	TC until Dec-16	$6,500
MONICA P	Handymax	46,667		1998	TC until Jan-17	$11,400
Vessel under construction (**)
Hull Number YZJ 1153 (****)	Kamsarmax	82,000		2018	N/A
Total Dry Bulk Vessels	6	433,272
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC until Jan-18	$11,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC until Jan-17 plus 6 months' option	$7,000 $9,000
JOANNA (ex-VENTO DI GRECALE)	Handy size	22,301	1,732	1999	Open
MANOLIS P	Handy size	20,346	1,452	1995	TC until Feb-17	$6,800
AEGEAN EXPRESS	Handy size	18,581	1,439	1997	TC until Feb-17	$6,300
NINOS	Feeder	18,253	1,169	1990	TC until Apr-17	$7,000
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until May-17	$7,000
Total Container Carriers	7	162,672	11,525
Fleet Grand Total	13	595,944	11,525
(*)
On November 15, 2016, the Company entered into an agreement to acquire M/V Capetan Tassos, a Japanese 2000-blt, 75,100 dwt drybulk carrier. The vessel is expected to be delivered to us in January 2017.

(**)
For vessels under construction, the information represents the expected year of delivery. Two additional newbuilding vessels, Alexandros P (ex-Hull Number DY 160) and Hull Number DY 161, both Ultramax drybulk vessels with carrying capacity of 63,500 dwt each, were cancelled in June and August 2016, respectively, due to construction delays.

***)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(****)	The Company has the option to abandon the contract by December 31, 2016, without any additional payments to the shipyard.
We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements.  As of November 21, 2016, all but one of our containerships and all of our bulkers (not including the one yet to be constructed) are employed under time charters or voyage charter contracts.  As of November 21, 2016, approximately 82% of our ship capacity days in the remainder of 2016 and approximately 25% of our ship capacity days in 2017 are under contract (excluding the vessel yet to be constructed).

Management of Our Fleet

The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, and Eurobulk (Far East) Ltd. Inc., or Eurobulk FE, both affiliated companies. Eurobulk manages our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was most recently amended and restated as of January 1, 2014 and its term extended until January 1, 2019.  It provides for a roughly 5% discount of the daily vessel management fee during any period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate five year management agreement with Eurobulk. Eurobulk FE was founded in 2015 and is based in The Philippines. Since January 1, 2016, it manages our vessel M/V Xenia pursuant to a management agreement with the vessel's shipowning company, Kamsarmax One Shipping Ltd., with terms identical to the corresponding agreements of Eurobulk with the other shipowning companies.
Effective January 1, 2014, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up including the 5% volume discount.  The management fee is adjusted annually for Greek inflation every January 1st. There was no adjustment for inflation on January 1, 2015 or 2016 and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.  In absence of the "volume discount", the daily management fee is 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up.

Our Competitive Strengths

We believe that we possess the following competitive strengths:
•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17 years during 2015 and approximately the same during the first nine months of 2016, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,071 per vessel per day for the year ended December 31, 2015 and $6,011 per vessel per day for the first nine months of 2016. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2015, our operational fleet utilization was 99.4%, down from 99.7% in 2014, while our commercial utilization rate decreased from 98.0% in 2014 to 93.9% in 2015.  During the first nine months of 2016, our total fleet operational utilization rate was 99.8%, the commercial utilization rate 95.8%. Our total fleet utilization rate was 97.7% in 2014, 93.3% in 2015 and 95.6% in the first nine months of 2016.

•
Strong Relationships with Customers and Financial Institutions. We believe we, Eurobulk and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of  long-standing reputations for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made.  During 2014, we ordered or acquired the contracts of four drybulk carrier newbuildings and acquired one secondhand drybulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFAs as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of November 21, 2016, on the basis of our existing time charters, approximately 82% of our vessel capacity in the remainder of 2016 and approximately 25% in 2017 are under time charter contracts (excluding the vessel yet to be constructed), which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and containerships of up to Kamsarmax size vessels. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor drybulk trades, and to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply as has occurred with larger containerships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2015 calls for a reduction of more than 35% of our debt by the end of 2016 and an additional reduction of about 19% by the end of 2017 for a total of 54% reduction over the two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more economically in order to grow our fleet and generate better returns for our shareholders will increase. In February 2016, we refinanced $13.13 million of our debt outstanding as of December 31, 2015 with a new facility of $14.50 million with a three year tenor and drew a loan of $13.80 million to partly finance the delivery of the first of our newbuildings, M/V Xenia.

Corporate Information

Euroseas Ltd. is a holding company existing under the laws of the Marshall Islands. We maintain our principal executive offices at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece. Our telephone number at that address is 011 30 211 1804005.  Our website address is http://www.euroseas.gr.  The information on our website is not a part of this prospectus.

Recent Developments

On November 15, 2016, the Company entered into an agreement to acquire m/v Capetan Tassos, a 2000-built 75,100 dwt Panamax drybulk carrier for approximately $4.4 million; the vessel will be delivered to the Company in January 2017.

On November 23, 2016, the Company announced that it reached an agreement with a company affiliated with its CEO to draw a $2 million loan to finance working capital needs. Interest on the loan is payable quarterly, and there are no principal repayments until January 2018 when the loan matures.  The Company may elect to add the interest to the outstanding principal amount. Under certain limited circumstances, the Company can pay principal and interest in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times.  The agreement was negotiated on an arms-length basis with market terms and is subject to customary legal documentation.
The Company adopted in the first quarter of 2016 the debt issuance cost guidance set forth in ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30)". There are no material changes to the Company's financial statements for previous periods as a result of adopting this guidance. For additional information, please see "Where You Can Find Additional Information – Information Incorporated by Reference."
In November 2016, the loan with Noumea Shipping Ltd., owner of M/V Evridiki G, was agreed to be refinanced so that the balloon payment of $6,360,000, originally due in December 2016, will be repaid with two semi-annual repayments of $720,000 each in June and January 2018 and a balloon payment of $4,920,000 in January 2018. The loan-to-value covenant will be waived until November 2017. The agreement is subject to customary legal documentation and an amendment fee of $15,000 is payable. As a result of refinancing this balloon payment, the balloon payment of Pantelis Shipping Corp of $4,840,000 due in September 2017 is refinanced as follows: the outstanding amount of $4,840,000 as of September 2017 will be repaid in four quarterly instalments starting in March 2018 with two instalments of $280,000 each, two instalments of $560,000 each plus a balloon payment of $3,160,000 along with the last payment in December 2018.
The Securities We May Offer

We may use this prospectus to offer up to $400,000,000 of our:
•	common shares;
•	preferred shares;
•	debt securities;
•	warrants; and
•	units
We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

The Securities the Selling Shareholders May Offer

The Selling Shareholders may sell in one or more offerings pursuant to this registration statement up to 5,723,375 of our common shares that were previously acquired in private transactions or in the open market or are issuable upon conversion of our Series B Preferred Shares (or upon conversion of any convertible notes into which the Series B Preferred Shares may convert) that were previously acquired in private transactions. We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

A prospectus supplement may describe the amounts, prices, and type of transaction in which the Selling Shareholders may offer securities and may describe certain risks in addition to those set forth below associated with an investment in the securities.  Terms used in the prospectus supplement will have the meanings set forth in this prospectus, unless otherwise specified.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider the discussion of risks under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2015 and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities.  Please see "Where You Can Find Additional Information – Information Incorporated by Reference." In addition, you should also consider carefully the risks set forth under the heading "Risk Factors" in any prospectus supplement before investing in any securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations, financial condition, the price of our common stock and our ability to pay dividends.

PRICE RANGE OF COMMON STOCK

The trading market for our common shares is the Nasdaq Capital Market, on which our shares trade under the symbol "ESEA." The following table sets forth the high and low closing prices for each of the periods indicated for our common shares as reported by the Nasdaq Capital Market. The information below has been adjusted to reflect the 1-for-10 reverse stock split that became effective July 22, 2015.

Period	Low	High
For The Year Ended
December 31, 2011	$22.60	$48.50
December 31, 2012	$8.60	$30.50
December 31, 2013	$9.30	$17.90
December 31, 2014	$7.50	$14.20
December 31, 2015	$2.55	$8.40

For The Quarter Ended
June 30, 2014	$11.20	$13.10
September 30, 2014	$11.10	$11.90
December 31, 2014	$7.50	$11.10
March 31, 2015	$7.10	$8.10
June 30, 2015	$6.60	$8.40
September 30, 2015	$4.18	$7.60
December 31, 2015	$2.55	$4.81
March 31, 2016	$1.75	$2.68
June 30, 2016	$1.79	$3.09
September 30, 2016	$1.59	$2.80

For The Month Ended
May 2016	$1.93	$2.95
June 2016	$1.80	$2.14
July 2016	$1.79	$2.42
August 2016	$1.59	$2.80
September 2016	$1.77	$2.45
October 2016	$1.40	$2.10
November 2016	$1.19	$4.85
December 1, 2016 to December 9, 2016	$1.67	$2.30

On December 9, 2016, the closing price per share of our common shares as quoted on the Nasdaq Capital Market was $1.67. At that date, there were 11,140,126 of our common shares issued and outstanding. (1)
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(1) Assumes issuance of 2,862,286 shares issuable upon conversion of 35,063 Series B Preferred Shares held by Series B Preferred Share Shareholders.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we intend to use the net proceeds from the sale of securities that we may offer by this prospectus to make vessel acquisitions and for capital expenditures, repayment of indebtedness, working capital, and general corporate purposes.  We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years.

For the purpose of calculating such ratios, "earnings" consist of net income before fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount or premiums and expenses, including amounts capitalized.

	Year Ended December 31, 2011		Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
EARNINGS
Net (loss) / income before loss from equity investee	1,118,404		(11,979,049)	(101,401,636)	(15,377,130)	(11,889,590)	(11,181,877)
Interest Expense	2,046,420		1,841,245	1,699,951	2,015,155	2,033,393	1,786,660
Amortization and write-off of finance cost	144,815		135,981	145,825	137,032	150,189	554,566
Total Earnings	3,309,639		(10,001,823)	(99,555,860)	(13,224,943)	(9,706,008)	(8,840,651)

FIXED CHARGES
Interest Expense	2,046,420		1,841,245	1,699,951	2,015,155	2,033,393	1,786,660
Amortization and write-off of finance cost	144,815		135,981	145,825	137,032	150,189	554,566
Total Fixed Charges	2,191,235		1,977,226	1,845,776	2,152,187	2,183,582	2,341,226

Dividends to Series B Preferred Shares	-		-	-	1,440,100	1,639,149	1,283,808
Total Fixed Charges and Preferred Dividends	2,191,235		1,977,226	1,845,776	3,592,287	3,822,731	3,625,034

Ratio of Earnings to Fixed Charges (1)	1.5	x	-	-	-	-	-

(1) Our earnings were not sufficient to cover our fixed charges in 2012, 2013, 2014, 2015 and in the nine months ended September 30, 2016 by $11,979,049, $101,401,636, $15,377,130, $11,889,590 and $11,181,877, respectively.

SELLING SHAREHOLDERS

The Selling Shareholders are offering an aggregate of 5,723,375 of our common shares which were acquired in private transactions or in the open market or which are issuable upon conversion of Series B Preferred Shares or any convertible notes into which the Series B Preferred Shares may convert.

Set forth below is information regarding the names and number of common shares owned and offered by the Selling Shareholders. The table is based upon information provided by the Selling Shareholders. The table assumes that all the shares being offered by the Selling Shareholders pursuant to this prospectus are ultimately sold in the offering.

Selling Shareholders

Name of Selling Shareholder	Common Shares Owned Before Offering (1)		Percentage of Class Prior to the Offering (2)	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering	Percentage of Class Following the Offering
Family United Navigation Co.	310,000		2.78%	310,000	0	0.0%
Preferred Friends Investment Co. Inc.	531,429	(3)	4.77%	531,429	0	0.0%
Friends Investment Company, Inc. (4)	2,551,089		22.90%	2,551,089	0	0.0%
Tennenbaum Opportunities Fund VI, LLC (5)	2,330,857	(6)	20.92%	2,330,857	0	0.0%
Total	5,723,375		51.38%	5,723,375	0	0.0%
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(1)  Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and generally includes voting or investment power with respect to securities. Except as subject to community property laws or otherwise as described in the notes below, where applicable, the person named above has sole voting and investment power with respect to all common shares shown as beneficially owned by it.
(2)  Based on 11,140,126 common shares outstanding including 2,862,286 common shares to be issued upon conversion of 35,063 Series B Preferred Shares by Series B Preferred Share Shareholders.
(3)  Common shares are issuable upon conversion of 6,510 Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this Selling Shareholder (based on the current conversion ratio).
(4)  Refers to 2,551,089 shares of common stock held of record by Friends Investment Company Inc. ("Friends"). A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its board of directors which consists of four directors, who are members of the Pittas family: Aristides P. Pittas, Vice Chairman and Director of the Company; Aristides J. Pittas, CEO, President and Director of the Company; Nikolaos J. Pittas, financial manager of Eurobulk, an affiliate of the Company; and Emmanuel Pittas, Vice President of Eurobulk. Actions by Friends may be taken by a majority of the members on its board of directors.  The business address for Friends is 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece. We have registered these shares pursuant to a Registration Rights Agreement by and among us, Tennenbaum Opportunities Fund VI, LLC and Friends Investment Company, Inc., dated January 29, 2014.
(5)  Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, and has sole voting and investment power with respect to all securities owned of record by Tennenbaum Opportunities Fund VI, LLC.  The address for each of Tennenbaum Capital Partners, LLC and Tennenbaum Opportunities Fund VI, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

(6)  Common shares are issuable upon conversion of 28,553 Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this Selling Shareholder (based on the current conversion ratio).

OUR CAPITALIZATION

A prospectus supplement will include information on the Company's consolidated capitalization.

DIVIDEND POLICY

A description of our dividend policy can be found in Item 8.A "Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy" of our Annual Report on Form 20-F for the year ended December 31, 2015, incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus and the Selling Shareholders, which as used herein include donees, pledgees, transferees or other successors in interest, including any successor funds thereto, and their respective affiliates that are direct or indirect equity investors in us, including other successors in interest selling our common shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of our common shares, including on any stock exchange, quotation service, market or other trading facility on which our securities are listed or traded, in the over-the-counter market, through underwriters, through agents, to dealers, or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices (which may be above or below market prices prevailing at the time of sale), at negotiated prices or otherwise.

In addition, we may sell some or all of our securities, and the Selling Shareholders may sell, transfer or otherwise dispose of our common shares offered in this prospectus through:

o	one or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may reposition and resell a portion of the block, as principal, in order to facilitate the transaction;

o	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

o	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

o	underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

o	an exchange distribution in accordance with the rules of the applicable exchange;

o	broker-dealers, who may agree with us or the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

o	public or privately negotiated transactions;

o	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

o	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

o
trading plans entered into by us or a Selling Shareholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

o	any combination of the foregoing; or

o	any other method permitted pursuant to applicable law.

We, with respect to the securities included in this prospectus, and the Selling Shareholders may, with respect to the common shares owned by them, from time to time, pledge or grant a security interest in some or all of the securities or  common shares, respectively, and, if the pledger or grantor defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities or common shares, as the case may be, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the donee, pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The Selling Shareholders also may transfer our common shares, the Series B Preferred Shares or any convertible note into which the Series B Preferred Shares may convert owned by them in other circumstances, in which case the donees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our securities we may, and in connection with the common shares owned by them, the Selling Shareholders may, enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our securities or common shares in the course of hedging the positions they assume.  We or the Selling Shareholders may also sell our securities or common shares short and deliver these securities to close out our or their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  We or the Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of our securities or common shares offered by this prospectus, which securities or shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders also may sell all or a portion of our common shares in open market transactions in reliance upon Rule 144 under the Securities Act, regardless of whether the shares are offered in this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

There can be no assurance that the Selling Shareholders will sell any or all of our common shares offered by this prospectus.

The aggregate proceeds to the Selling Shareholders from the sale of our common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from the sale of our common shares by the Selling Shareholders.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of our common shares may be deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may therefore be underwriting discounts and commissions under the Securities Act.  Selling Shareholders who are deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have informed the Selling Shareholders that the anti-manipulation rules of Regulation M, promulgated under the Exchange Act, may apply to sales of our common shares by the Selling Shareholders in the market and to the activities of the Selling Shareholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Shareholders may indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions, purchases to cover syndicate short positions created in connection with the offering and passive market making. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. In passive market making, market makers in the shares of common shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common shares until the time, if any, at which a stabilizing bid is made. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time.

As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of any of the securities pursuant to this prospectus.

At the time that any particular offering of common shares is made, to the extent required by the Securities Act, a prospectus or prospectus supplement or, if appropriate, a post-effective amendment, will be distributed, setting forth the terms of the offering, including the aggregate number of common shares being offered, the purchase price of the common shares, the public offering price of the common shares, the names of any underwriters, dealers or agents and any applicable discounts or commission.

In order to comply with the securities laws of some states, if applicable, our common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states our common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear the costs relating to the registration and sale of the securities offered by us as well as the common shares offered by the Selling Shareholders under this Registration Statement, other than any underwriting discounts and commissions and transfer taxes, if any, of the common shares sold by the Selling Shareholders hereunder.  We have agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities of any violation by the Company of the Securities Act, the Exchange Act and state securities laws applicable to the Company and relating to the registration of the shares offered by this prospectus that have not resulted from written information provided by the Selling Shareholders to us expressly for use in connection with such registration.  We have agreed with the Selling Shareholders to use best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of our common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (b) when all of the common shares owned by the Selling Shareholders may be resold pursuant to Rule 144 under the Securities Act without restriction as to volume or manner of sale.

As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by any Selling Shareholder for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act. If more than 5% of the net proceeds of any offering of common shares made under this prospectus will be received by a member of FINRA participating in the offering or affiliates or associated persons of such a FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the capital stock offered under this prospectus.  For the complete terms of our capital stock, please refer to our amended and restated articles of incorporation that are filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2010, which are incorporated by reference herein; the articles of amendment to our amended and restated articles of incorporation that are filed as an exhibit to our Report on Form 6-K filed on July 22, 2015, which are incorporated by reference herein; our bylaws, as amended, that are filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2009, which are incorporated by reference herein; and the Amended and Restated Statement of Designation for the Series B Convertible Perpetual Preferred Shares, filed as an exhibit to our Report on Form 6-K/A filed on March 4, 2016 and incorporated by reference herein. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.

Authorized Capitalization

Common Shares

As of the date of this prospectus, we are authorized to issue up to 200,000,000 common shares, par value $0.03 per share, of which 11,140,126 (1) shares are issued and outstanding as of November 21, 2016. Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefor, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All common shares when issued will be fully paid for and non-assessable.
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(1) Assumes issuance of 2,862,286 shares issuable upon conversion of 35,063 Series B Preferred Shares held by Series B Preferred Share Shareholders.

Preferred Shares

As of the date of this prospectus, we are authorized to issue up to 20,000,000 preferred shares, par value $0.01 per share, of which 35,063 shares are currently issued and outstanding. The preferred shares may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common shares.

The terms of the Series B Preferred Shares are summarized in our Annual Report on Form 20-F filed with the Commission on May 2, 2016, which is incorporated by reference herein.  For a full description of the terms of our Series B Preferred Shares, please see the Amended and Restated Statement of Designation for the Series B Preferred Shares, filed as an exhibit to our Report on Form 6-K/A filed on March 4, 2016.

Share History

On November 4, 2011, our board of directors awarded 29,000 restricted common shares to the directors, officers and key employees of Eurobulk, half of which vested on July 1, 2012 and the remainder of which vested on July 1, 2013.

On June 22, 2012, we issued 1,385,209 common shares pursuant a shareholders' rights offering.

On June 28, 2012, our board of directors awarded 11,920 restricted common shares to the directors, officers and key employees of Eurobulk, of which 4,640 vested on July 1, 2012, 2,640 vested on November 16, 2012 and the remainder vested on July 1, 2013.

On November 3, 2012, our board of directors awarded 43,500 restricted common shares to the directors, officers and key employees of Eurobulk, 21,225 of which vested on November 16, 2013, 1,050 of which were forfeited and the remainder of which will vest on November 16, 2014.

On November 21, 2013, our board of directors awarded 45,000 common shares to the directors, officers and key employees of Eurobulk, half of which vested on July 1, 2014 and the remainder on July 1, 2015.

On January 27, 2014, we amended our shareholders rights agreement dated May 18, 2009, as amended, which we refer to as the Rights Plan, to permit Tennenbaum Opportunities Fund VI, LLC and Preferred Friends Investment Company Inc. to exercise their rights to convert the Series B Convertible Perpetual Preferred Shares (and any convertible notes into which the Series B Preferred Shares may convert) into the Company's common shares and to make certain additional purchases of the Company's common shares without violating the Rights Plan.

On January 29, 2014, the Company issued 25,000 of its Series B Convertible Perpetual Preferred Shares, which we refer to as Series B Preferred Shares, to Tennenbaum Opportunities Fund VI, LLC, a fund managed by Tennenbaum Capital Partners, LLC and 5,700 Series B Preferred Shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for aggregate net proceeds of approximately $29 million.

On March 14, 2014, the Rights Plan was amended to permit 12 West Capital Fund LP and 12 West Capital Offshore Fund LP to purchase the Company's common shares in a private placement with the Company that closed on that day and to make certain additional purchases of the Company's common shares without violating the Rights Plan.

On March 14, 2014, the Company issued an aggregate of 1,116,487 common shares in such private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager, for aggregate net proceeds of approximately $14.4 million.

On March 31, 2014, the Company issued 215.278 Series B Preferred Shares to Tennenbaum Opportunities Fund VI, LLC, a fund managed by Tennenbaum Capital Partners, LLC, and 49.083 Series B Preferred Shares to Preferred Friends Investment Company Inc., an affiliate of the Company, as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares.  On June 30, 2014 and September 30, 2014, the Company issued 315.191 and 319.131 Series B Preferred Shares, respectively, to Tennenbaum Opportunities Fund VI, LLC, and 71.864 and 72.762 Series B Preferred Shares, respectively, to Preferred Friends Investment Company Inc., as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares. On December 31, 2014 and March 31, 2015, the Company issued 323.12 and 327.159 Series B Preferred Shares, respectively, to Tennenbaum Opportunities Fund VI, LLC, and 73.671 and 74.592 Series B Preferred Shares, respectively to Preferred Friends Investment Company Inc., as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares. On June 30, 2015 and September 30, 2015, the Company issued 331.248 and 335.389 Series B Preferred Shares, respectively, to Tennenbaum Opportunities Fund VI, LLC, and 75.525 and 76.469 Series B Preferred Shares respectively, to Preferred Friends Investment Company Inc. as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares. On December 31, 2015 and March 31, 2016, the Company issued 341.016 and 342 Series B Preferred Shares, respectively, to Tennenbaum Opportunities Fund VI, LLC and 77.751 and 78 Series B Preferred Shares, respectively, to Preferred Friends Investment Company Inc. as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares. On June 30, 2016 and September 30, 2016, the Company issued 348 and 355 Series B Preferred Shares to Tennenbaum Opportunities Fund VI, LLC, and 79 and 81 Series B Preferred Shares, respectively, to Preferred Friends Investment Company Inc. as payment-in-kind of the dividend of their Series B Preferred Shares declared by the Company according to the terms of the Series B Preferred Shares.

On September 22, 2015, the Company issued 2,343,335 shares of common stock at a price of $4.50 per share, for gross proceeds of $10.55 million pursuant to a shareholders rights offering.

On November 4, 2014, our board of directors awarded 45,000 common shares to the directors, officers and key employees of Eurobulk, half of which vested on November 16, 2015 and the remainder on November 16, 2016.

On November 6, 2015, our board of directors awarded 68,400 common shares to the directors, officers and key employees of Eurobulk, half of which vested on July 1, 2016 and the remainder of which will vest on July 1, 2017.

On November 3, 2016, our board of directors awarded 82,080 common shares to the directors, officers and key employees of Eurobulk, half of which will vest on November 16, 2017 and the remainder of which will vest on November 16, 2018.

Directors

Our directors, except the Series B Director (defined below), are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.

Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director, except the Series B Director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.

Our bylaws were amended on March 25, 2010 in connection with our joint venture agreement, or the Joint Venture, to form Euromar LLC, a Marshall Islands limited liability company, in order to ensure that for so long as the percentage of ownership interest of Eton Park Capital Management, L.P., or Eton Park, and an affiliate of Rhône Capital III L.P., or Rhône, (considered separately) in us, is (x) greater than 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees, shall each be entitled to select two (2) directors for appointment to our Board of Directors or (y) between 7.5% and 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees shall each be entitled to select one (1) director for appointment to the Board of Directors, in each case in addition to the current seven seats on the Board of Directors and adjusted in proportion to any change in the total number of seats on the Board of Directors.

Our Series B Director was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of Nasdaq if the Corporation is required to be subject to the rules of Nasdaq requiring a listed company to maintain a majority independent board; and (iii) be determined by the Board of Directors to meet its nominating standards. The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one. The Series B Director is entitled to one vote on any matter before the Board of Directors. The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors shall terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by Tennenbaum Capital Partners LLP ("TCP"), and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.

Shareholder Meetings

Under our bylaws, as amended, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Shareholders Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our bylaws, as amended, may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws, as Amended

Several provisions of our amended and restated articles of incorporation and bylaws, as amended, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our bylaws, as amended, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws, as amended, provide that a special meeting of shareholders may be called only by the Board of Directors, the Chairman of the Board or the President and the business transacted at the special meeting is limited to that which is brought before the meeting by the Board of Directors, the Chairman of the Board or the President. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Certain Business Combinations

Our amended and restated articles of incorporation prohibit us from engaging in any "Business Combination" with any Interested Shareholder for a period of three years following the date the shareholder became an interested shareholder, unless:

•	prior to such time, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or

•
upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of Euroseas outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 51% of the outstanding voting stock that is not owned by the Interested Shareholder; or

•	the shareholder became an Interested Shareholder prior to the consummation of the initial public offering of Euroseas' common stock under the Securities Act.

These restrictions shall not apply if:

•
A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between Euroseas and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•
The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(a) a merger or consolidation of Euroseas (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of Euroseas is required); (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of Euroseas or of any direct or indirect majority-owned subsidiary of Euroseas (other than to any direct or indirect wholly-owned subsidiary or to Euroseas) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of Euroseas determined on a consolidated basis or the aggregate market value of all the outstanding shares; or (c) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of Euroseas.

•
For purposes of these provisions, (1) a "Business Combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the Interested Shareholder, and (2) an "Interested Shareholder" is any person or entity that beneficially owns 15% or more of the shares of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, or any affiliate of Euroseas that was the owner of 15% or more of the shares of our outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

Shareholders' Rights Plan

We adopted the Rights Plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The Rights Plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the Rights Plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the Rights Plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the Rights Plan. In January 2014, the Rights Plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC or allowed transferees managed by TCP to exercise their conversion rights without violating the Rights Plan. In March 2014, the Rights Plan was further amended to permit 12 West Capital Fund LP, 12 West Offshore Fund or transferees managed by 12 West Management to acquire shares of the Company without violating the Rights Plan.

Transfer Agent

The registrar and transfer agent for our common shares is American Stock Transfer & Trust Company, LLC.

Listing

Our common shares are listed on the Nasdaq Capital Market under the symbol "ESEA."

DESCRIPTION OF PREFERRED SHARES

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock.  As of November 21, 2016, we have issued 35,063 of our Series B Preferred Shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.  The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement.  Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation.  Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common shares or make it more difficult to effect a change in control.  Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders.  In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common shares.  The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.  Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities.  Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent.  The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, in which the price of such warrants will be payable;
•
the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	if applicable, a discussion of any material United States Federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates.  We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture.  These indentures will be filed either as exhibits to an amendment to this Registration Statement, or as an exhibit to an Exchange Act report that will be incorporated by reference to the Registration Statement or a prospectus supplement.  We will refer to any or all of these reports as "subsequent filings".  The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures".  Unless otherwise permitted by applicable law, each indenture will be subject to and governed by the Trust Indenture Act.  The aggregate principal amount of debt securities which may be issued under each indenture may be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

The debt securities may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries.  A description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

The following description of the terms of the debt securities sets forth certain general terms and provisions.  The statements below are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture. The specific terms of any debt securities that we may offer, including any modifications of, or additions to, the general terms described below as well as any applicable material U.S. federal income tax considerations concerning the ownership of such debt securities will be described in the applicable prospectus supplement or supplemental indenture.  Accordingly, for a complete description of the terms of a particular issue of debt securities, the general description of the debt securities set forth below should be read in conjunction with the applicable prospectus supplement and indenture, as amended or supplemented from time to time.

General

Unless otherwise indicated in subsequent filings with the Commission, no indenture will limit the amount of debt securities which may be issued, and each indenture will provide that debt securities may be issued up to the aggregate principal amount from time to time.  The debt securities may be issued in one or more series.  The senior debt securities may be secured or unsecured and, if unsecured, will rank in parity with all of our other unsecured and unsubordinated indebtedness.  Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities as described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;
•	the issue price, expressed as a percentage of the aggregate principal amount;
•	the maturity date;
•	the interest rate per annum, if any;
•
if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;
•
the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	whether the debt securities are convertible and the terms of such conversion;
•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;
•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;
•	any events of default not set forth in this prospectus;
•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States;

•
if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder's option and the terms and conditions upon which the election may be made;
•
if denominated in a currency or currencies other than the currency of the United States, the equivalent price in the currency of the United States for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•
if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;
•	whether the offered debt securities will be issued in the form of global securities or certificates in registered form;
•	any terms with respect to subordination;
•	any listing on any securities exchange or quotation system; and
•	additional provisions, if any, related to defeasance and discharge of the offered debt securities.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee.  Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof.  No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount.  United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under a senior debt indenture.  These senior debt securities may be secured or unsecured, and if unsecured, would rank on an equal basis with all our other unsecured debt except subordinated debt. The senior debt securities may also be convertible.

Senior debt means:
•
the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;
•	all hedging obligations;
•	all obligations representing the deferred purchase price of property; and
•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;
but senior debt does not include:
•	subordinated debt securities; and
•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Subordinated Debt

We may issue subordinated debt securities under a subordinated debt indenture.  Subordinated debt would rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured). Subordinated debt may be secured or convertible.

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;
•	the ability to make certain payments, dividends, redemptions or repurchases;
•	our ability to create dividend and other payment restrictions affecting our subsidiaries;
•	our ability to make investments;
•	mergers and consolidations by us or our subsidiaries;
•	sales of assets by us;
•	our ability to enter into transactions with affiliates;
•	our ability to incur liens; and
•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class.  But no modification that:

•	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;
•
reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

•	reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;
•
waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

•	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;
•
makes any change with respect to holders' rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

•	waives a redemption payment with respect to any security or change any of the provisions with respect to the redemption of any securities, will be effective against any holder without his consent.  Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;
•	default in any payment of principal or premium when due;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;
•
default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable.  Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture.  Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity.  Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities.  This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders.  This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for United States federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security.  Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions.  Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee.  Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form.  The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture.  Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository.  We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•
the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or
•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the U.S Securities and Exchange Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making "book-entry" changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation, or NSCC, and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company, or DTCC. DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC's customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries – either directly or through correspondent relationships.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the U.S. Securities and Exchange Commission.

The 2011 DTCC Board of Directors was composed of 19 directors serving one-year terms. Thirteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions; of these, two directors are designated by DTCC's preferred shareholders, which are NYSE Euronext and FINRA. Three directors are from non-participants. The remaining three are the chairman, chief executive officer and president, and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.   The next annual election of the Board of Directors of DTCC will take place on April 12, 2012.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co.  The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership.  DTC has no knowledge of the actual beneficial owners of the debt securities.  DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners.  The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities.  Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date.  The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co.  If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

DTC may discontinue providing its services as securities depository for the debt securities at any time.  Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository.  In that event, debt security certificates will be printed and delivered as described above.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants, debt securities, preferred shares, common shares or any combination of such securities.  The applicable prospectus supplement will describe:

•
the terms of the units and of the warrants, debt securities, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units;
•	if applicable, a discussion of any material U.S. federal income tax considerations; and
•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

TAX CONSIDERATIONS

The following is a discussion of the material Liberian, Marshall Islands and United States federal income tax considerations applicable to us and an investment decision by United States Holders and Non-United States Holders, each as defined below, in our common stock.   This summary does not purport to deal with all aspects of United States federal income taxation, Liberian taxation or Marshall Islands taxation that may be relevant to an investor's decision to purchase common stock, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common stock as part of a straddle, persons who own 10% or more of our outstanding stock, persons deemed to sell the common stock under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holders (as defined below) whose "functional currency" is other than the United States dollar, partnerships or other pass-through entities, or persons who acquire or are deemed to have acquired the common stock in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who acquire common stock in an offering made under this prospectus and hold the common stock as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Liberian Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Liberian tax consequences of our activities to us and holders of our common shares. Certain of our subsidiaries are incorporated in Liberia. Under current Liberian law, our Liberian subsidiaries are not subject to tax on income or capital gains, and no Liberian withholding tax will be imposed upon payments of dividends by our Liberian subsidiaries to us.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business herein and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to Euroseas Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, which we refer to as "United States source shipping income." For United States federal income tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1) it is organized in a "qualified foreign country," which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2) one of the following tests is met:

(A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by "qualified shareholders," which as defined includes individuals who are "residents" of a qualified foreign country, which we refer to as the 50% Ownership Test; or

(B) its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the Publicly-Traded Test.

Each of the Republic of the Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.  Therefore, our ability to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares are "primarily traded" on the Nasdaq Capital Market.

Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Since our common shares, which represent more than 50% of our outstanding stock by vote and value, are listed on the Nasdaq Capital Market, we expect to satisfy the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5% Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or 5% Shareholders, the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

Based on the currently available Schedule 13G and Schedule 13D filings with the SEC, we believe may be subject to the 5% Override Rule, in which case we will not satisfy the Publicly-Traded Test unless within the group of our 5% Shareholders there were sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during a taxable year.  We believe that there currently exist sufficient qualified 5% Shareholders for us to avail ourselves of this exception to the 5% Override Rule.

Accordingly, we believe that we currently satisfy the Publicly-Traded Test and we intend to take this position on our United States federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

United States Federal Income Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the 4% gross basis tax regime, to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules.  This discussion only addresses considerations relevant to those United States Holders who purchase common shares in an offering made under this prospectus and hold such shares as capital assets, that is, generally for investment purposes.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Non-Corporate Holder will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in his common shares—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company", or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income.  Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for a taxable year, a United States Holder of our common stock would be required to file an annual information return on Form 8621 with the IRS.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  Since our common shares are traded on the Nasdaq Capital Market, we believe that our common shares can be treated as "marketable stock".  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common stock, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) and Non-United States Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee		$0
FINRA fee		$62,180
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Indenture trustee fees and expenses	$	*
Rating agency fees	$	*
Transfer Agent fees	$	*
Miscellaneous	$	*
Total		$62,180	*

*	To be updated, if necessary, by amendment, supplement or as an exhibit to Report on Form 6-K that is incorporated by reference in this registration statement.

EXPERTS

The consolidated financial statements, incorporated in this prospectus by reference from the Company's Annual Report on Form 20-F, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.), an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 24, Greece.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands and with respect to matters of United States and New York law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file and obtain copies at prescribed rates from the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.  In addition, you can obtain information about us at the offices of the Nasdaq Capital Market.  Further information about our company is available on our website at http://www.euroseas.gr.  The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to "incorporate by reference" information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
Our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on May 2, 2016, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. Pursuant to ASU 2015-03 "Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30)" and for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years reporting periods beginning after December 15, 2015, we are required to present debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred charge. The application of this standard results in a retrospective elimination of deferred charges and a corresponding decrease of debt, and affects the balance sheet of years ended December 31, 2011 – 2015.  This reclassification does not impact net income/(loss) as previously reported or any prior amounts reported on the consolidated statements of comprehensive income/(loss), or the consolidated statements of cash flows. The balance sheet financial information for the years ended December 31, 2011 – 2015 has been updated to reflect the adoption of ASU 2015-03 as shown in the table below.

	December 31,
	2011	2012	2013	2014	2015
Deferred charges	243,392	0	165,677	0	418,034
Total Long Term Assets	256,816,022	232,923,807	139,491,602	159,395,611	150,540,092
Total Assets	295,693,609	277,994,219	156,443,600	190,242,991	172,124,391
Current debt	13,161,836	15,759,643	12,781,246	19,332,895	14,685,766
Current Liabilities	20,930,847	22,190,164	18,731,659	25,011,124	19,241,147
Long term debt	61,296,605	45,502,779	32,690,000	34,588,484	25,552,702
Long term Liabilities	62,841,014	46,177,909	33,009,859	34,589,263	25,755,402
Total Liabilities	83,771,861	68,368,073	51,741,518	59,600,387	44,996,549

•
Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K filed with the Commission on June 27, 2016, which contains the results of the Company's 2016 Annual General Meeting, held on June 24, 2016.

•
Exhibit 1 to our Report of Foreign Issuer on Form 6-K filed with the Commission on November 23, 2016, which contains the Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information of the Company as of and for the nine-month period ended September 30, 2016.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.  In all cases, you should rely on the later information over different information included in this prospectus or any prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not, and any underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference in this prospectus by writing or telephoning us at the following address:

Euroseas Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece
011 30 211 1804005

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for each quarter of each fiscal year. The audited financial statements will be prepared in accordance with accounting principles generally accepted in the United States and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the Nasdaq Capital Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a "foreign private issuer", we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.
 GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the vessel is not laden with cargo.

Bareboat charter. A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel's engines, generators and boilers.

Capesize. A drybulk carrier with a cargo-carrying capacity exceeding 80,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel pursuant to a charter.

Charterhire. Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate. The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel's charterhire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Containerships. Vessels which are specially designed and built to carry large numbers of containers.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or shipowners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or "dwt". A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Deep sea containership. A Deep Sea containership has a cargo carrying capacity of more than 3,000 teu and mostly serves the mainlane East-West container trade routes.

Drybulk. Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers. Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Feeder. A short-sea containership having a cargo carrying capacity of less than 1,300 teu that transfers cargo between a central "hub" port and smaller "spoke" ports.

Fully cellular containership. A containership equipped throughout with fixed cell guides for containers.

Freight. Money paid to the shipowner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax. Handymax vessels are drybulk vessels that have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are usually built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize. Handysize vessels have a cargo carrying capacity of approximately 10,000 to 39,999 dwt and 1,300 to 1,999 teu. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate containership. An Intermediate containership has a cargo carrying capacity between 2,000 and 2,999 teu and mostly serves the North-South and Intermediate container trade routes.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton. A unit of weight equal to 1,000 kilograms.

Newbuilding. A new vessel under construction or just completed.

Off-Hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Panamax. Panamax vessels have a cargo carrying capacity of approximately 60,000 to 79,999 dwt. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Period charter. A period charter is an industry term referring to both time and bareboat charters that last for more than a single voyage.

Pools. Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contacts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called "Clubs") formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short fund. A contract of affreightment to carry cargo.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, constituting mostly of a single voyage between one load port and one discharge port.

Spot market. The market for the immediate chartering of a vessel usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $ per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenues and dividing the net amount (time charter equivalent revenues) by the voyage days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel for an agreed period. This is either a specific fixed period of time or a specific number of loaded voyages. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner as described under Time Charter and Voyage Charter.

Ton. See "Metric ton."

Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.